January 20, 2026

David Gandini
Chief Executive Officer
SOBR Safe, Inc.
6400 S. Fiddlers Green Circle
Suite 1400
Greenwood Village, CO 80111

       Re: SOBR Safe, Inc.
           Registration Statement on Form S-1
           Filed January 13, 2026
           File No. 333-292709
Dear David Gandini:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing